SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

International Coal Group, Inc.

(Name of Issuer)

International Coal Group, Inc.

(Name of Filing Persons, Offeror)

9.00% Convertible Senior Notes due 2012

(Title of Class of Securities)

45928HAD8

45928HAE6

(CUSIP Numbers of Class of Securities)

Roger L. Nicholson, Esq.

Senior Vice President, Secretary and General Counsel

International Coal Group, Inc.

300 Corporate Centre Drive

Scott Depot, West Virginia 25560

(304) 760-2400

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Randi L. Strudler, Esq.

Jones Day

222 East 41st Street

New York, New York 10017

Telephone: (212) 326-3939

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$189,639,019	$13,522

(1)	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the transaction value was calculated assuming that $139,502,000 aggregate principal amount of the outstanding 9.00% Convertible Senior Notes due 2012 are being purchased at the maximum price of $1,359.40 per $1,000 principal amount of Convertible Notes.

(2)	The filing fee was calculated at a rate of $71.30 per $1,000,000 of the transaction value. It was calculated by multiplying the transaction valuation amount by 0.0000713.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: 13,522	Filing Party: International Coal Group, Inc.

Form or Registration No.: Schedule TO	Date Filed: March 8, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Amendment No. 2 to Schedule TO

This Amendment No. 2 (this “Amendment”) amends and supplements the issuer tender offer statement on Schedule TO (as it may be amended or supplemented from time to time, the “Schedule TO”) filed with the Securities and Exchange Commission on March 8, 2010 by International Coal Group, Inc., a Delaware corporation (the “Company”). The Schedule TO relates to the offer by the Company to purchase for cash any and all of its outstanding 9.00% Convertible Senior Notes due 2012 (the “Convertible Notes”) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 8, 2010 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer Documents”), copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO.

The purpose of this Amendment is to amend the Offer Documents as set forth below.

Items 1, 4(a), 7 and 11.

The Offer to Purchase is hereby amended and supplemented as follows:

•	The first and second paragraphs under “Available Information and Incorporation of Documents by Reference” are deleted in their entirety and replaced with the following:

“The SEC allows us to “incorporate by reference” into this Offer to Purchase the information that we file with the SEC, which means that we can disclose important information to Holders by referring to those documents. The information incorporated by reference is considered to be an important part of this Offer to Purchase as a legal matter. We incorporate by reference the documents listed below:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed with the SEC on January 29, 2010;

•

and our Current Reports on Form 8-K filed with the SEC on January 12, 2010 (as amended on January 13, 2010), February 23, 2010 (as amended on March 8, 2010), March 10, 2010, March 12, 2010, March 16, 2010 and March 23, 2010.

The Issuer Tender Offer Statement on Schedule TO to which this Offer to Purchase relates does not incorporate by reference any future filings we may make with the SEC.”

•	The third paragraph under “Conditions to Tender Offer” is deleted in its entirety and replaced with the following:

“The “General Conditions” mean the following:

•

any statute, rule, regulation, judgment, order, stay, decree, executive order or injunction is promulgated, proposed, entered, enforced, enacted, issued or deemed applicable to the Tender Offer by any domestic or foreign federal or state governmental authority or court, or regulatory or administrative agency or instrumentality, or any third person, which directly or indirectly, in our reasonable judgment, (i) would prohibit, or make illegal the acceptance for purchase, payment for or purchase of some or all of the Convertible Notes or the consummation of the Tender Offer, (ii) would result in a delay in or restrict our ability or render us unable to accept for purchase, pay for or purchase some or all of the Convertible Notes, (iii) would impose or confirm material limitations on the scope, validity or effectiveness of our ability to acquire or hold or to exercise full rights of ownership of the Convertible Notes, or (iv) is, or is reasonably likely to be, materially adverse to the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of us and our subsidiaries, taken as a whole;

•

(i) any general suspension of, or limitation on prices for, trading in securities in the United States securities or financial markets, or any setting of minimum purchase prices for trading on such markets, or any suspension of trading of any securities of us or of one of our affiliates on any exchange or in the over-the-counter market, (ii) any banking moratorium or suspension of payments declared by U.S.

federal or New York authorities, (iii) any major disruption of settlements of securities or clearance services in the United States, (iv) any attack on, outbreak or escalation of hostilities or act of terrorism involving the United States, any declaration of war by the U.S. Congress or any other national or international calamity or emergency if, in our reasonable judgment, the effect of any such attack, outbreak, escalation, act, declaration, calamity or emergency makes it impractical or inadvisable to proceed with the Tender Offer, (v) any significant adverse change in the trading prices of the Convertible Notes or in any of our securities in any financial markets, (vi) a material impairment in the trading market for debt securities that would, in our reasonable judgment, impair materially the contemplated benefits of the Tender Offer to us, (vii) any limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, on (or other event that, in our reasonable judgment, would affect) the extension of credit by banks or other lending institutions, or (viii) in the case of any of the foregoing existing at the time of the commencement of the Tender Offer, a material acceleration or worsening thereof;

•

any threatened or pending action, proceeding or counterclaim brought by any domestic or foreign federal or state governmental, regulatory or administrative agency or authority, court, legislative body, commission or third party (i) challenging the acquisition by us of the Convertible Notes or otherwise seeking to restrain or prohibit the consummation of the Tender Offer or otherwise seeking to obtain any damages as a result thereof, (ii) otherwise materially adversely affecting our ability to successfully complete the Tender Offer or (iii) that is, or is reasonably likely to be, materially adverse to the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of us and our subsidiaries, taken as a whole;

•

neither the Trustee nor any third party has objected in any respect to, or taken action or failed to take action that would, in our reasonable judgment, adversely affect the consummation of the Tender Offer or has taken any action that challenges the validity or effectiveness of the procedures used by us in the making of the Tender Offer or the acceptance of, or payment for, the Convertible Notes;

•

there has not occurred, or is likely to occur, any change in U.S. or international financial, political or economic conditions or currency exchange rates or exchange controls that, in our reasonable judgment, would be likely to impair materially the contemplated benefits of the Tender Offer to us; or

•

any event or circumstance affecting the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of us or our subsidiaries or affiliates that, in our reasonable judgment, would (i) prohibit, prevent, restrict or delay the consummation of the Tender Offer, (ii) make it impractical or inadvisable to proceed with the Tender Offer or (iii) be materially adverse to the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of us and our subsidiaries, taken as a whole.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 24, 2010

International Coal Group, Inc.

By:	/s/ Bradley W. Harris
Bradley W. Harris
Senior Vice President, Chief Financial Officer and Treasurer

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated March 8, 2010

(a)(1)(B)*	Letter of Transmittal

(a)(1)(E)*	Supplement, dated March 18, 2010, to the Offer Documents

(a)(5)(A)*	Press Release issued by the Company, dated March 8, 2010

(a)(5)(B)*	Press Release issued by the Company, dated March 18, 2010

(b)	Not applicable

(d)(1)*	Indenture, dated as of July 31, 2007, by and among the Company, the guarantors party thereto, and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to the Company’s Current Report on Form 8-K, filed on July 31, 2007)

(d)(2)*	First Supplemental Indenture, dated as of December 3, 2009, by and among the Company, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to the Company’s Current Report on Form 8-K, filed on July 31, 2007)

(d)(3)*	Form of 9.00% Senior Convertible Notes (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, filed on January 29, 2010)

(d)(4)*	Form of Guarantee relating to the 9.00% Senior Convertible Notes (incorporated by reference to the Company’s Current Report on Form 8-K, filed on July 31, 2007)

(d)(5)*	Registration Rights Agreement, dated as of July 31, 2007, by and among the Company, each of the guarantors party thereto and UBS Securities LLC, as purchaser (incorporated by reference to the Company’s Current Report on Form 8-K, filed on July 31, 2007)

(d)(6)*	Registration Rights Agreement by and among the Company, WLR Recovery Fund II, L.P., Contrarian Capital Management LLC, Värde Partners, Inc., Greenlight Capital, Inc., Stark Trading and Shepherd International Coal Holdings Inc. (incorporated by reference to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (Reg. No. 333-124393), filed on June 15, 2005)

(d)(7)*	Form of Registration Rights Agreement by and among the Company and certain former Anker stockholders and CoalQuest members (incorporated by reference to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (Reg. No. 333-124393), filed on June 30, 2005)

(d)(8)*	Registration Rights Agreement, dated May 16, 2008, by and between the Company and Fairfax Financial Holdings Limited (incorporated by reference to Amendment No. 1 to the Schedule 13D of Fairfax Financial Holdings Limited, filed on May 29, 2008)

(g)	Not applicable

(h)	Not applicable

*	Filed previously.

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